Contact: **Ramses Erdtmann**
Pharmacyclics, Inc.
(408) 215-3325

PHARMACYCLICS REPORTS THIRD QUARTER FISCAL 2009 FINANCIAL RESULTS

Sunnyvale, Calif., -- April 23, 2009 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its third fiscal quarter ended March 31, 2009. The net loss for the third quarter of fiscal 2009 was $6.7 million, or $0.25 per share, compared to a net loss of $7.0 million, or $0.27 per share, in the third quarter of fiscal 2008.

Total operating expenses were $6.4 million for the third quarter of fiscal 2009 compared to $7.2 million for the third quarter of fiscal 2008. The net share-based compensation expense was $0.5 million in the third quarter of fiscal 2009 compared to $0.5 million in the third quarter of fiscal 2008. Recurring operational expenses were approximately $4.9 million, excluding the share based compensation of $0.5 million and a non-recurring expense of $1.0 million to Celera Corporation ("Celera"). The decrease in total operating expenses in the third quarter of fiscal 2009 was primarily due to reduced personnel expenses, reduced manufacturing costs and outside preclinical expenses associated with the company's HDAC, Btk and Factor VIIa Inhibitor programs.

Pharmacyclics also reported its financial results for the nine months ended March 31, 2009. The net loss for the nine months ended March 31, 2009 was $18.0 million, or $0.69 per share, compared to a net loss of $19.7 million or $0.76 per share, for the nine months ended March 31, 2008. The net loss for the nine months ended March 31, 2009 included $2.7 million of severance related expenses. The nine month operating expenses were $17.9 million. The nine month recurring operational expenses were approximately $13.1 million, excluding the non recurring severance related cash expenses of $0.9 million, the Celera amendment expenses of $1.0 million, as well as the stock based compensation expenses of $2.9 million.

As of March 31, 2009, the company's cash, cash equivalents and marketable securities totaled $11.5 million compared to $16.8 million at June 30, 2008. As previously announced, the company borrowed an additional $1.4 million from Robert W. Duggan & Associates on March 31, 2009, bringing total borrowings from Robert W. Duggan & Associates to $6.4 million as of March 31, 2009. The principal amount of the loan has been discounted to fair value, for balance sheet presentation. The accretion of the discount will cause an increase in the carrying amount of indebtedness, and in charges to interest expense, from April 1, 2009 to June 30, 2009 of $0.3 million.

As previously announced on April 17, 2009, the Company has entered into a collaboration agreement with Les Laboratoires Servier ("Servier") pursuant to which Pharmacyclics granted to Servier an exclusive license for its pan HDAC inhibitors, including PCI-24781, for territories throughout the world ex-US. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the Pan HDAC inhibitor product worldwide, except for the United States, and will pay a royalty to Pharmacyclics on sales outside of the United States. Pharmacyclics will continue to own all rights within the United States. Pharmacyclics will receive from Servier upfront payments totaling $11.0 million on signing the contract and an additional guaranteed $4.0 million for research collaboration over a 24 month period, paid in equal increments every 6 months with the initial payment due October 1, 2009. Servier will pay for all development costs outside the United States. In addition Pharmacyclics will receive $24.5 million based on the achievement of certain milestones up to and including commercialization.

"Over the years it has been my experience that a well purposed organization that amply rewards production of valuable products always generates the wherewithal to expand and prosper. This phenomena has begun to manifest itself at Pharmacyclics," said Robert W. Duggan, Chairman and Chief Executive Officer of the Company. "The world of biotech holds forth great promise. Over the ensuing years we fully expect to contribute and take responsibility for delivering on that promise."

Conference Call

Pharmacyclics will hold a conference call today to announce its third quarter fiscal 2009 financial results and discuss corporate achievements. The call is scheduled for April 23, 2009, at 11:00 a.m. EDT (8:00 a.m. PDT). To participate in the conference call, please dial 866-727-3220 for domestic callers and 706-643-1591 for international callers. The conference ID is 95994112. To access the audio broadcast or the subsequent archived recording, log on to http://www.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and immune diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com.

Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about future plans and timelines for our preclinical studies and clinical trials, progress of and reports of results from preclinical studies and clinical trials, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with our ability to obtain future financing and fund the product development of our pipeline; our ability to estimate accurately the amount of cash to be used to fund operations; unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2008 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---


Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)


	Three Months Ended March 31		Nine Months Ended March 31	
	2009	2,008	2009	2008
Operating expenses:				
Research and development	4,626	5,120	10,815	14,822
General and administrative	1,789	2,100	7,102	5,923
Total operating expenses	6,415	7,220	17,917	20,745
Loss from operations	(6,415)	(7,220)	(17,917)	(20,745)
Interest and other, net	(250)	240	(124)	1,075
Net loss	$ (6,665)	$ (6,980)	$ (18,041)	$ (19,670)
Basic and diluted net loss per share	$ (0.25)	$ (0.27)	$ (0.69)	$ (0.76)
Shares used to compute basic and diluted net loss per share	26,696	25,994	26,248	25,983

Condensed Balance Sheets
(unaudited, in thousands)

	March 31, 2009	June 30, 2008
Assets		
Cash, cash equivalents and marketable securities *	$ 11,465	$ 16,755
Other current assets	633	401
Total current assets	12,098	17,156
Property and equipment, net	475	688
Other noncurrent assets	290	523
	$ 12,863	$ 18,367
Liabilities and stockholders' equity		
Current liabilities	$ 9,537	$ 1,851
Long-term obligations	68	71
Stockholders' equity	3,258	16,445
	$ 12,863	$ 18,367
* Marketable securities	$ --	$ 4,495

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